Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

The below information is from the Proxy Statement/Prospectus that will be sent to Aquila AZ, CO, KY, OR, RI, and UT fund shareholders that held shares as of March 28, 2024. Proxy materials will be sent on or around May 1, 2024.

Aquila AZ, CO, OR and UT Funds (“Acquired Funds” each an “Acquired Fund”)

MainStay AZ, CO, OR and UT Funds (“Acquiring Funds” each an “Acquiring Fund”)

The Acquired Fund’s and Acquiring Fund’s investment objectives are substantially similar in that they both seek current income exempt from federal and state income taxes. The Acquired Fund’s and Acquiring Fund’s principal investment strategies, investment policies and principal risks are substantially similar, although there are certain differences, including:

•	The Acquiring Fund is managed by New York Life Investment Management LLC (“NYLIM”) and subadvised by MacKay Shields LLC, a subsidiary of New York Life (“MacKay”).

•

The Acquiring Fund may invest up to 20% of its net assets in below investment-grade municipal bonds, including up to 10% of its net assets in municipal bonds that are the subject of bankruptcy proceedings, that are in default as to the payment of principal or interest, or that are rated in the lowest rating category by a nationally recognized statistical rating organization, or, if unrated, judged to be of comparable quality by the subadvisor to the Acquiring Fund (commonly referred to as “high-yield securities” or “junk” bonds). The Acquiring Fund’s Portfolio Management Team (the “Team”) dynamically allocates the Fund’s assets across investment grade and high yield municipal bond securities. While the Team focuses primarily on investment grade quality securities, they may opportunistically allocate to high yield bonds based upon changes in relative value within the municipal fixed income markets.

•

In contrast to the Acquiring Fund, the Acquired Fund’s investments in municipal bonds issued by its state, its counties and various other local authorities must be of investment grade quality at the time of purchase.

•

The Acquiring Fund expects generally to invest in municipal bonds that have a maturity of 3-10 years at the time of purchase. In contrast, the weighted average maturity of the Acquired Fund has traditionally been between 5 and 15 years.

•

The Acquiring Fund may invest in futures, options and swap agreements, which are derivatives, to seek enhanced returns or to reduce the risk of loss by hedging certain of its holdings. In contrast, the Acquired Funds, as a matter of practice, do not invest in derivatives.

•	In selecting investments for the Acquiring Fund, the subadvisor to the Acquiring Fund may take into account, with respect to municipal bonds, environmental, social, and governance risks.

Appendix: Aquila Municipal Trust Reorganizations

Principal Investment Strategies Changes

Aquila KY and RI Funds (“Acquired Funds” each an “Acquired Fund”)

MainStay Strategic Municipal Allocation Fund (“Acquiring Fund”)

•

Each Fund invests primarily in municipal obligations, however, there are certain important differences in the Funds’ principal investment strategies: The Acquiring Fund is managed by New York Life Investment Management LLC (“NYLIM”) and subadvised by MacKay Shields LLC, a subsidiary of New York Life (“MacKay”).

•

Each Fund has a different 80% investment policy, related to the Fund’s investment objective as a “national” municipal fund or a “single-state” municipal fund. Under normal circumstances, Aquila Churchill Tax-Free Fund of Kentucky (“Aquila KY Fund”) invests at least 80% of its net assets in municipal obligations that pay interest exempt, in the opinion of bond counsel, from Kentucky income and regular Federal income taxes, the income paid upon which will not be subject to the Federal alternative minimum tax on individuals. Under normal circumstances, Aquila Narragansett Tax-Free Income Fund (“Aquila RI Fund”) invests at least 80% of its net assets in municipal obligations that pay interest exempt, in the opinion of bond counsel, from Rhode Island income and regular Federal income taxes, the income paid upon which will not be subject to the Federal alternative minimum tax on individuals. The Acquiring Fund, under normal circumstances, invests at least 80% of its net assets plus borrowings for investment purposes in municipal bonds, the income from which is exempt from federal income tax, without regard to whether that income is exempt from Kentucky state income tax or Rhode Island state income tax, as applicable. Each Fund’s 80% investment policy is fundamental, which means it cannot be changed without shareholder approval.

•

The Acquiring Fund invests, under normal circumstances, at least 65% of its net assets in investment grade quality bonds as rated by a nationally recognized statistical rating organization (“NRSRO”) (such as bonds rated BBB- or higher, or Baa3 or higher), or if unrated, judged to be of comparable quality by MacKay, the Acquiring Fund’s Subadvisor. The Acquiring Fund may invest up to 35% of its net assets in municipal bonds rated below investment grade by an NRSRO (commonly referred to as “high-yield securities” or “junk” bonds), including up to 10% of its net assets in municipal bonds that are the subject of bankruptcy proceedings, that are in default as to the payment of principal or interest, or that are rated in the lowest rating category by an NRSRO (such as bonds rated D) (“distressed securities”), or if unrated, judged to be of comparable quality by MacKay. If NRSROs assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality. Municipal bonds that are rated below investment grade may be more likely to pay interest that is includable in taxable income for purposes of the federal alternative minimum tax than other municipal bonds. The Acquiring Fund’s Portfolio Management Team (the “Team”) dynamically allocates the Fund’s assets across investment grade and high yield municipal bond securities. While the Team focuses primarily on investment grade quality securities, they may opportunistically allocate to high yield bonds based upon changes in relative value within the municipal fixed income markets.

•

In contrast to the Acquiring Fund, the Aquila KY Fund’s investments in municipal bonds issued by the Commonwealth of Kentucky, its counties and various other local authorities must be of investment grade quality at the time of purchase and the Aquila RI Fund’s investments in municipal bonds issued by the State of Rhode Island, its counties and various other local authorities must be of investment grade quality at the time of purchase.

For internal use only. Not for further distribution.

Appendix: Aquila Municipal Trust Reorganizations

Principal Investment Strategies Changes

•

The Acquiring Fund expects generally to invest in municipal bonds that have a maturity of 3 to 10 years, although the Acquiring Fund may invest in instruments of any duration or maturity. In contrast, the weighted average maturity of the Acquired Funds have traditionally been between 5 and 15 years.

•

The Acquiring Fund may invest principally in derivatives futures, options and swap agreements, which are derivatives, to seek enhanced returns or to reduce the risk of loss by hedging certain of its holdings. In contrast, the Acquired Funds, as a matter of practice, do not invest in derivatives.

•

Each of the Aquilla KY Fund and the Aquila RI Fund is classified as a “non-diversified” investment company under the 1940 Act, which means it may invest a greater percentage of its assets in a smaller number of issuers than the Acquiring Fund, which is classified as a “diversified fund.”

•	In selecting investments for the Acquiring Fund, the subadvisor to the Acquiring Fund may take into account, with respect to municipal bonds, environmental, social, and governance risks.

Mutual fund investing involves risk; loss of principal is possible. Investments in bonds may decline in value due to rising interest rates, a real or perceived decline in credit quality of the issuer, borrower, counterparty, or collateral, adverse tax or legislative changes, court decisions, market or economic conditions. High-yield bonds are subject to greater credit risk, default risk, and liquidity risk.

Before investing in any mutual fund offered by Aquila Group of Funds, investors should carefully read about and consider the investment objectives, risks, charges, expenses, and other information found in the fund’s prospectus. The prospectus is available at ww.w.aquilafunds.com and by calling 800-437-1020.

The foregoing disclosure is not intended to solicit a proxy from any Fund shareholder. The solicitation of proxies to effect each Reorganization will only be made by the final, effective Registration Statement on Form N-14, which includes a definitive Proxy Statement/Prospectus.

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.

For internal use only. Not for further distribution.

Appendix: Aquila Municipal Trust Reorganizations

Principal Investment Strategies Changes

About New York Life Investment Management LLC

New York Life Investment Management LLC (“NYLIM”) is an indirect wholly-owned subsidiary of New York Life Insurance Company (“New York Life”) and a wholly-owned subsidiary of New York Life Investment Management Holdings LLC.

“New York Life Investments” is both a service mark, and the common trade name, of the investment advisors affiliated with New York Life Insurance Company.

The MainStay Funds® are managed by New York Life Investment Management LLC and distributed by NYLIFE Distributors LLC, 30 Hudson Street, Jersey City, NJ 07302, a wholly owned subsidiary of New York Life Insurance Company. NYLIFE Distributors LLC is a Member FINRA/SIPC.

© 2024. All rights reserved.

Aquila Distributors LLC

800-437-1020

ww.w.aquilafunds.com

For internal use only. Not for further distribution.